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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           U.S. HOME CORPORATION
           (Exact name of registrant as specified in its charter)


                    Delaware                                 21-0718930
      State of incorporation or organization)              (I.R.S. Employer
                                                        Identification No.)





                 1800 West Loop South, Houston, Texas 77027
            (Address of principal executive offices) (Zip Code)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. |_|

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box.
|_|

         Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class           Name of each exchange on which
             to be so registered           each class is to be registered

        Preferred Stock Purchase Rights       New York Stock Exchange



     Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

                  On November 7, 1996, the Board of Directors (the "Board of Directors") of U.S. Home Corporation (the "Company") declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of the Company's Common Stock, $.01 par value per share ("Common Stock"), and each outstanding share of the Company's Convertible Redeemable Preferred Stock, $.10 par value per share (the "Convertible Preferred Stock" and, collectively with the Common Stock, the "Stock"), held by stockholders of record on December 4, 1996. Each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) and prior to the occurrence of a Triggering Event (as defined below) a unit consisting of one one-hundredth of a share (a "Unit") of the Company's Series A Junior Non-Cumulative Preferred Stock, $.10 par value per share (the "Preferred Stock"), at a price of $80.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 7, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent.

                  Until the earlier to occur of (i) 10 days after the date on which there is a public announcement that (a) a person or group of affiliated or associated persons (other than a person who is and continues at all times to be eligible under Rule 13d-1 under the Securities Exchange Act of 1934 as in effect on the date of the Rights Agreement to file a
Schedule 13G with respect to its ownership of the Common Stock (an "Institutional Stockholder")) has acquired, or has the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (b) an Institutional Stockholder, including its affiliates and associates, has acquired or has the right to acquire beneficial ownership of 20% or more of the outstanding shares of Common Stock (any person described in clause (a) or (b) being referred to as an "Acquiring Person"), or (ii) 10 business days (or such later date as the Board of Directors shall determine prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in a person or group of affiliated persons beneficially owning 15% or more of the then outstanding shares of Common Stock (including any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights; the earlier of such dates being called the "Distribution Date"), the Rights, with respect to any share of Stock outstanding as of the Record Date, will be attached to the certificate for such Stock and no separate Rights Certificates (as defined below) will be distributed.


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                  Until the  Distribution  Date (or earlier  redemption  or
expiration of the Rights), (i) the Rights will be transferred with and only with the shares of Stock, (ii) new Stock certificates issued after the Record Date upon transfer or issuance of Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Stock outstanding will also constitute the transfer of the Rights associated with the Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Stock as of the close of business on the
Distribution  Date  and  such  separate  Rights   Certificates  alone  will
represent the Rights. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

                  The Rights  are not  exercisable  until the  Distribution
Date and will expire at the close of business on November 7, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                  In the event that a person or group of affiliated persons becomes an Acquiring Person, each holder of a Right (the "Flip-In Right") will thereafter have the right to receive, upon exercise, the number of shares of Common Stock or of one-one-hundredths of a share of Preferred Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliate or associate thereof) will be null and void.

                  For example, at an exercise price of $80 per Right, each Right not owned by an Acquiring Person (or by any affiliate or associate thereof) following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of Common Stock (or other consideration, as noted above) for $80. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $80.

                  In the event that, at any time after a person or group of affiliated persons has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."


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                  The Purchase  Price  payable,  and the number of Units of
Preferred Stock, shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                  The number of outstanding Rights and the number of Units issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or the Convertible Preferred Stock or a stock dividend on the Common Stock or the Convertible Preferred Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock or the Convertible Preferred Stock occurring, in any such case, prior to the Distribution Date.

                  Shares of the Preferred Stock purchasable upon exercise of the Rights are not redeemable. Each share of Preferred Stock will entitle its holder to dividends as, when and if declared by the Board of Directors of $1 per share per quarter but will be entitled to an aggregate dividend of 100 times the dividend declared on a share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share, plus accrued and unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock and Convertible Preferred Stock. Finally, in the event of any merger, consolidation or other transaction in which the Common Stock is exchanged, each share of the Preferred Stock will be entitled to receive 100 times the amount received per share of the Common Stock. These rights are protected by customary antidilution provisions.

                  Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.


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                  The shares of the Preferred Stock will rank, with respect
to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, including, without limitation, the Convertible Preferred Stock, unless the Board of Directors should specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series in the qualifications, limitations and restrictions thereof.

                  At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of beneficial ownership of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock or one Unit (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

                  At any time prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                  The terms of the Rights may be amended by the Board of Directors without the consent of the holders of Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of Rights.

                  As of October 31, 1996, there were 11,448,205 shares of Common Stock and 122,863 shares of Convertible Preferred Stock outstanding, 122,863 shares of Common Stock issuable upon conversion of the shares of Convertible Preferred Stock, 2,253,521 shares of Common Stock issuable upon conversion of the Company's Convertible Subordinated Debentures due 2005, 1,884,773 shares of Common Stock issuable upon exercise of the Company's Class B Warrants and 537,500 shares issuable upon exercise of stock options. At such time, no shares of Common Stock were held in the Company's treasury. Each outstanding share of Common Stock and Convertible Preferred Stock on the Record Date will receive one Right. As long as the Rights are attached to shares of Stock, the Company will issue one Right for each

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share  which   becomes   outstanding   between  the  Record  Date  and  the
Distribution Date so that all shares will have attached Rights and, in certain cases described in the Rights Agreement, the Company may issue one Right for each share which becomes outstanding after the Distribution Date. The Board of Directors has reserved for issuance upon exercise of the Rights 500,000 shares of Preferred Stock.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Board of Directors or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until a person or group of affiliated persons becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at the Redemption Price.

                  The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights (which includes as Exhibit A the Certificate of Designations, Preferences and Rights, as Exhibit B the Form of Rights Certificate and as Exhibit C the Form of Summary of Rights to Purchase Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.


Item 2.  Exhibits.

1                                   Rights  Agreement,  dated as of
                                    November  7,  1996,  between  U.S.  Home
                                    Corporation  and First  Chicago  Trust
                                    Company of New York,  and  exhibits
                                    thereto,   including  as  Exhibit  A
                                    the   Certificate  of   Designations,
                                    Preferences and Rights, as Exhibit B
                                    the Form of Rights  Certificate and as
                                    Exhibit C the Form of Summary of
                                    Rights to Purchase Preferred Stock.






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                                 SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                           U.S. HOME CORPORATION


                           By:   /s/ Chester P. Sadowski
                                 ------------------------------------------
                                 Name:   Chester P. Sadowski
                                 Title:     Vice President - Controller and
                                 Chief Accounting Officer

Date: November 8, 1996


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                               EXHIBIT INDEX


                                                             Sequential
Exhibit                                                       Page No.
-------                                                      -----------


1        Rights Agreement, dated as of November 7, 1996,
         between U.S. Home Corporation and First Chicago
         Trust   Company  of  New  York,   and  exhibits
         thereto, including as Exhibit A the Certificate
         of  Designations,  Preferences  and Rights,  as
         Exhibit B the Form of Rights Certificate and as
         Exhibit  C the Form of  Summary  of  Rights  to
         Purchase Preferred Stock                                   9